SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C.  20549

                             SCHEDULE l3D
              Under the Securities Exchange Act of 1934

                             Amendment No. 1

                              CELCOR, INC.
                            (Name of Issuer)

                      Common Stock, $.001 par value
                      (Title of Class of Securities)
         Note that this cusip No. is the pre-reverse split No.
                               150899102
                             (CUSIP Number)


Mrs. Barbara J. Edwards           with a copy to:
800 Palisades Avenue              George J. Mazin, Esq.
Fort Lee, New Jersey  07024       Lowenstein, Sandler, Kohl,
                                       Fisher & Boylan
                                  65 Livingston Avenue
                                  Roseland, New Jersey  07068
                                  (201) 992-8700
_________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           December 15, 1994
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________________________________________________________________________


    1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

          Barbara J. Edwards
___________________________________________________________________________

    2)  Check the Appropriate Box if a Member of a Group (See
Instructions):

          (a)

          (b)
___________________________________________________________________________
    3)  SEC Use Only

___________________________________________________________________________

    4)  Source of Funds (See Instructions):   OO

__________________________________________________________________________

    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

__________________________________________________________________________

    6)  Citizenship or Place of Organization:

          United States
__________________________________________________________________________

Number of Shares           7)  Sole Voting Power:      219,810     (6.53%)
Beneficially               _______________________________________________
Owned by Each              8)  Shared Voting Power:       0
Reporting                  _______________________________________________
Person With:               9)  Sole Dispositive Power: 219,810   (6.53%)
                           -----------------------------------------------
                           10) Shared Dispositive Power:  0
                           -----------------------------------------------
__________________________________________________________________________
    11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

          219,810 shares
--------------------------------------------------------------------------

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
--------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row (11):

          6.53%
--------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions):

          IN
--------------------------------------------------------------------------

Item 1.  Security and Issuer.

            The name and address of the principal executive office of the issuer is:

                  Celcor, Inc.
                  1800 Bloomsbury Avenue
                  Ocean, New Jersey  07712

            The title of the class of equity securities to which this statement relates is:

                  Common Stock - $0.001 par value

Item 2.  Identity and Background.

            The following information is provided with regard to the filer:

      (a)  Name:                             Mrs. Barbara J. Edwards
      (b)  Principal Place of Business:      800 Palisades Avenue
                                             Fort Lee, New Jersey 07024
      (c)  Principal Business:               Investments in Securities
      (d)  Reportable Criminal Proceedings:  None
      (e)  Reportable Civil Proceedings:     None
      (f)  Citizenship:                      United States

Item 3.  Source and Amount of Funds or Other Consideration.

         The reporting person received the shares of Celcor common stock as a gift from her husband.

Item 4.  Purpose of Transaction.

            Gift.

Item 5.  Interest in Securities of the Issuer.

         The reporting person previously owned 22,500 shares of Celcor Common Stock. In December, 1994, she received an additional 197,310 shares as a gift from her husband.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable

Item 7.  Material to be Filed as Exhibits.

         None


                           Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.




July 21, 1995              By: /s/Barbara J. Edwards
                                  Barbara J. Edwards



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).